

CREWS & ASSOCIATES, INC.

December 31, 2017

Statement of Financial Condition

With

Report of Independent Registered Public Accounting Firm

521 President Clinton Ave, Suite 800
Little Rock, Arkansas 72201
501-907-2000
Member SIPC & FINRA

Pursuant to Rule 17a-5 of the Securities and Exchange Commission the Statement of Financial Condition of Crews & Associates, Inc. as of December 31, 2017 is available for examination at the principal office of the Company, and at the Fort Worth, Texas regional office of the Commission.

Table of Contents



FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
Crews& Associates, Inc.
Little Rock, Arkansas

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. (the “Broker-Dealer”) as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broke-Dealer at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Broker-Dealer’s management. Our responsibility is to express an opinion on the Broker-Dealer’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2.a. to the financial statement, the Company’s securities transactions are reflected in the accompanying statement of financial condition on a settlement-date basis. Our opinion is not modified with respect to this matter.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Broker-Dealer’s auditor since 2000.

Little Rock, Arkansas
February 26, 2018

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina |
Phoenix, Arizona Naples, Florida | Yuma, Arizona | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2017

Assets

Cash (including $950,000 segregated under federal regulation)	$ 3,548,135
Receivables from	
Broker-dealers and clearing organizations	1,651,252
Customers	7,243,514
Marketable securities, at fair value	56,476,563
Furniture, equipment and leasehold improvements, net	1,614,008
Net deferred tax asset	4,514,212
Cash surrender value of life insurance policies	18,994,836
Employee loans receivable and covenants not to compete, net	2,479,752
Goodwill	772,574
Note Receivable	103,516
Other assets	1,505,806
Total assets	$ 98,904,168

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 1,271,215
Customers	29,460
Accounts payable, accrued expenses and other liabilities	5,042,429
Nonqualified deferred compensation liability	19,235,813
Short Term Borrowings	11,700,000
Income taxes payable	1,055,996
Total liabilities	38,334,913
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares	
authorized and 853,220 issued and outstanding	427
Additional paid-in capital	3,488,692
Retained earnings	57,080,136
Total stockholder's equity	60,569,255
Total liabilities and stockholder's equity	$ 98,904,168

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2017

1. **Description of Business**

        Crews & Associates, Inc. (the "Company" or "Crews") is a full service, self-clearing registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

        Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Crews securities transactions are made primarily with individuals, financial institutions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Huntington Bank and Depository Trust Company ("DTC"). These securities are segregated in accordance with the rules and regulations of the SEC.

2. **Summary of Significant Accounting Policies**

a. **Basis of Presentation** – The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

b. **Securities recognition** – Securities transactions in regular-way trades and securities transactions that have not reached their contractual settlement date are recorded on the settlement date. Generally accepted accounting principles require that regular-way trades be reported on a trade date basis. If the Company had recorded its regular-way trades on a trade date basis, the balances as reported in the statement of financial condition would have been as follows:

	Settlement Date	Change	Trade Date
Net payables for unsettled trades	$ -	$ (2,124,942)	$ (2,124,942)
Marketable securities, at fair value	$ 56,476,563	$ 2,124,942	$ 58,601,505

        Management has determined the difference between recognition on a settlement date instead of the trade date is not material to the statement of financial condition or the computation of net capital.

c. **Cash equivalents** – The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2017, the Company did not hold investments considered to be cash equivalents.

d. **Marketable securities** – Marketable securities are comprised of securities used for trading and are recorded at fair value. The fair value of marketable securities includes accrued interest receivable of $525,099 at December 31, 2017.

e. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (three to ten years). Leasehold improvements are amortized over the shorter of the respective lease term or the life of the asset.

f. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management as of December 31, 2017.

g. **Goodwill** – Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than the carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value; a quantitative goodwill impairment test would be required. Alternatively, the Companies may elect to forgo the qualitative assessment and perform the quantitative test.

2.   **Summary of Significant Accounting Policies (cont.)**

The quantitative goodwill impairment test is performed using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the quantitative impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was determined as the exit price a market participant would pay for the same business).

The Company has performed the annual goodwill impairment test and step one of the analysis indicated the fair value of the goodwill is greater than the carrying value; therefore the goodwill of $772,574 was not impaired at December 31, 2017.

h.   **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements, which range from two to six-year periods and are unsecured. Gross original agreements were $3,751,652, net of accumulated amortization of $1,271,900, at December 31, 2017. Future amortization expenses related to these agreements are as follows:

2018	$ 635,378
2019	584,920
2020	575,941
2021	373,829
2022	211,463
Thereafter	98,221
	$ 2,479,752

i.   **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates and any change in the enacted tax rates is recognized in income in the period that includes the enactment date.

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition and requires the impact of a tax position to be recognized in the statement of financial condition if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

2. **Summary of Significant Accounting Policies (cont.)**

    The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2014. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company did not have any interest or penalties accrued at December 31, 2017.

    j. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and a bank that is a subsidiary of the parent. Transactions with Company officers have substantially the same terms as those with unrelated parties. Transactions with affiliated bank for new issues have the same terms as those with unrelated parties while secondary market sell transactions do not include a markup.

    k. **Advertising** – Advertising costs are expensed as incurred.

    l. **Use of estimates** – The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying statement of financial condition are based upon management's evaluation of the relevant facts and circumstances as of the date of the statement of financial condition. However, actual results may differ from the estimates and assumptions used in the accompanying statement of financial condition.

    m. **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

        • **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

        • **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

        • **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

        The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

        The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

2. **Summary of Significant Accounting Policies (cont.)**

At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections made by the participants. These private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

n. **Recent accounting pronouncements** – In January 2016, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities." ASU 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be

2. **Summary of Significant Accounting Policies (cont.)**

disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. ASU 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact that ASU 2016-01 will have on its statement of financial position or financial statement disclosures.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." With respect to recognition of credit losses on financial instruments, current standards require an "incurred loss" methodology that delays loss recognition until it is probable that a loss has been incurred. ASU 2016-13 eliminates the "probable" initial recognition threshold in current general accepted accounting principles and significantly broadens the information that entities must consider in making a current estimate of all expected credit losses. The FASB recognized that implementation of this update may require significant effort in gathering the data necessary to estimate expected credit losses. ASU 2016-13 applies to most debt instruments, loans, trade and financing receivables, lease receivables and loan commitments, other than those measured at fair value. For nonpublic entities, this guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Application of ASU 2016-13 will be applied through a cumulative effect adjustment to beginning retained earnings in the period of adoption. The Company is currently evaluating the impact of ASU 2016-13 on its financial statements.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 Topic 842, "Leases." The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. The guidance requires all leases to be recorded as assets and liabilities on the financial statements of the lessee. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. Under this standard, leases are considered to either be finance leases or operating leases. This consideration determines the financial statement classification of payments on lease liabilities during the lease term but assets and liabilities are required to be recorded for both. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its financial statements.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which clarifies existing accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The FASB, through the issuance of ASU No. 2015-14, "Revenue from Contracts with Customers," approved a one year delay of the effective date and the new standard now is effective for reporting periods beginning after December 15, 2017 and permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. During the second and third quarter, the FASB issued ASUs 2016-10, 2016-11 and 2016-12. ASUs 2016-10 and 2016-12 provide further clarification on the implementation guidance on principal versus agent considerations. ASU 2016-11 rescinds certain SEC guidance from the FASB ASC in response to announcements made by the SEC at the Emerging Issues Task Force's ("EITF") March 3, 2016 meeting. Finally, ASU 2016-20 makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The Company is planning a bottom up approach to analyze the standard's impact on its revenues by looking at historical policies and practices and identifying the differences from applying the new standard to its revenue stream. The Company has not selected a transition date or method nor has it determined the effect of the standard to its financial statements.

2. **Summary of Significant Accounting Policies (cont.)**

    In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." ASU 2017-04 was issued to simplify subsequent measurements of goodwill and goodwill impairment. Under existing general accepted accounting principles, the impairment test includes two steps: (1) comparing the fair value of the reporting unit with its carrying amount, including goodwill; and (2) comparing the implied fair value of reporting unit goodwill with the carrying amount of goodwill. ASU 2017-04 eliminates step two from the impairment test. For nonpublic entities, this guidance is effective for fiscal years beginning after December 15, 2021. Application of ASU 2017-04 will be applied prospectively. The Company is currently evaluating the impact of ASU 2017-04 on its financial statements.

3. **Cash Segregated Under Federal Regulation**

    Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While no balance was required based on the regulatory calculation, the Company maintained $950,000 in the special reserve bank account at December 31, 2017.

4. **Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers**

    The balances shown as receivables from and payables to broker-dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker-dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2017.

    At December 31, 2017, receivables from customers consisted of $6,852,621 from institutional firms and $390,893 from retail customers. Payables consisted of $15,989 to institutional firms and $13,471 to retail customers. The institutional firms represent financial institutions and retail customers represent a diversified clientele, both located throughout the United States.

5. **Marketable Securities**

    Marketable securities consist of the following trading securities, stated at fair market values:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
State and municipal government obligations	$ 49,494,912	$ 51,499	$ (2,616,020)	$ 46,930,391
U.S. Government obligations	22,326	158	-	22,484
Corporate obligations	8,480,823	8,103	(5,198)	8,483,728
Certificates of deposit	228,226	104	-	228,330
Other	856,919	-	(45,289)	811,630
	$ 59,083,206	$ 59,864	$ (2,666,507)	$ 56,476,563

6. **Furniture, Equipment and Leasehold Improvements**

    The furniture, equipment and leasehold improvements are as follows:

Leasehold improvements	$	955,129
Furniture and equipment		5,085,809
		6,040,938
Accumulated depreciation		(4,426,930)
Furniture, equipment and leasehold improvements, net	$	1,614,008

7. **Short-Term Borrowings**

    At December 31, 2017, the Company had a $30,000,000 line of credit agreement with a bank to facilitate financing of marketable securities. The outstanding balance was $11,700,000 at year end. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus 1.00% (2.36% at December 31, 2017), matures in August 2018 and is collateralized by marketable securities owned by the Company. In addition, the Company also has a $40,000,000 line of credit agreement with the bank to facilitate the financing of municipal underwritings. There was no balance outstanding at year end. Amounts borrowed are generally outstanding for one day. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus 1.00% (2.29% at December 31, 2017), matures in August 2018 and is collateralized by the municipal securities underwritten by the Company.

    At December 31, 2017, the Company had a $40,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance at year end. The revolving line of credit agreement bears interest at a fixed rate (4.15% at December 31, 2017), matures in April 2018 and is uncollateralized.

    At December 31, 2017, the Company had a $15,000,000 revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit agreement bears interest at the greater of 3.25% or the Wall Street Journal Prime Rate (4.5% at December 31, 2017), matures in May 2019 and is uncollateralized.

    As of December 31, 2017, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. **Income Taxes**

    The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

    In December 2017, Congress passed the Tax Cuts and Jobs Act of 2017 reducing the top federal tax rate for corporations from 35% to 21% which is effective for the Company beginning in 2018. The deferred tax assets and liabilities, as of December 31, 2017, have been reduced to reflect the expected value based on the lower tax rate.

    The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

8.   **Income Taxes (cont.)**

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	
Nonqualified deferred compensation	$ 5,027,280
Covenants not to compete	29,810
Other	78,334
Total deferred tax assets	5,135,424
Deferred tax liabilities	
Accumulated depreciation	229,346
Goodwill	188,451
Prepaids	172,312
Other	31,103
Total deferred tax liabilities	621,212
Net deferred tax asset	$ 4,514,212

9.   **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2017:

	Lease Commitments
2018	$ 1,465,566
2019	634,642
2020	608,730
	$ 2,708,938

The Company leases its office space from the Parent.

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. Management intends to vigorously defend these matters and, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

9. **Commitments and Contingencies (cont.)**

        In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2017, the Company had commitments to purchase securities of $216,000 and no firm commitments to sell securities.

        The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

10. **Net Capital Requirement**

        As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2017, Crews had an aggregate indebtedness to net capital ratio of .86 to 1 with $31,058,627 of regulatory net capital, which was $29,281,447 in excess of the required minimum regulatory net capital of $1,777,180.

11. **Related Party Transactions**

        The Company controls customer deposits of approximately $72,988,000 held in a trust on customers' behalf at a bank that is a subsidiary of the Parent at December 31, 2017. The Company also had a $40,000,000 revolving line of credit agreement with the Parent with no outstanding balance at December 31, 2017. See footnote 7.

12. **Deferred Compensation**

        The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2017 was 2.60% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $18,994,836 as of December 31, 2017. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying statement of financial condition was $19,235,813 at December 31, 2017.

13. **Retirement Plan**

        The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company.

14. **Fair Value of Financial Instruments**

The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Marketable securities				
State and municipal				
government obligations	$ -	$ 41,827,057	$ 5,103,334	$ 46,930,391
U.S. Government obligations	-	22,484	-	22,484
Corporate obligations	-	7,629,913	853,815	8,483,728
Certificates of deposit	-	228,330	-	228,330
Other	-	-	811,630	811,630
	-	49,707,784	6,768,779	56,476,563
Cash surrender value of life				
insurance policies	-	18,994,836	-	18,994,836
Total assets at fair value	$ -	$ 68,702,620	$ 6,768,779	$ 75,471,399
Liabilities				
Nonqualified deferred				
compensation liabilities	$ -	$ 19,235,813	$ -	$ 19,235,813
Total liabilities at fair value	$ -	$ 19,235,813	$ -	$ 19,235,813

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	Corporate Obligations	Other	Total
Balances - December 31, 2016	$ 6,641,132	$ 515,798	$ 759,988	$ 7,916,918
Total realized gains (losses) -				
included in earnings	(1,722,073)	174,558	(48,358)	(1,595,873)
Purchases	37,720,001	23,319,138	100,000	61,139,139
Sales	(37,723,682)	(23,719,546)		(61,443,228)
Transfers in and/or out of				
Level III	187,956	563,867	-	751,823
Balances - December 31, 2017	$ 5,103,334	$ 853,815	$ 811,630	$ 6,768,779

14. **Fair Value of Financial Instruments (cont.)**

        The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

Description		Fair Value	Valuation Technique	Unobservable Inputs	Range
State and municipal obligations	$	5,103,334	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature maturity and revenue purpose	0% - 8% coupon 5.2% weighted-average 1 - 29 year maturity 7.8 year weighted-average
Corporate obligations	$	853,815	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	1.9% - 5.5% coupon 3.6% weighted average 5 - 33 year maturity
	$	-	Collateral analysis	Valuation of underlying collateral and convertibility of assets	21.6 year weighted-average
Other marketable securities	$	811,630	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	3.3% coupon 3.3% weighted-average 7 year maturity 7.0 year weighted-average

15. **Subsequent Events Evaluation Date**

        The Company evaluated the events and transactions subsequent to its December 31, 2017 statement of financial condition date and determined there were no significant events to report through February 26, 2018, which is the date the Company issued its statement of financial condition.